ALLISON TRANSMISSION HOLDINGS, INC.

One Allison Way

Indianapolis, Indiana 46222

March 12, 2012

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Allison Transmission Holdings, Inc. Registration Statement on Form S-1 File No. 333-172932

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Allison Transmission Holdings, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 File No. 333-172932, as amended, so that it may become effective at 4:00 p.m. on Wednesday, March 14, 2012 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Allison Transmission Holdings, Inc.

By:	/s/ Eric C. Scroggins
Name: Eric C. Scroggins
Title: Vice President, General Counsel and Secretary

cc:	Larry E. Dewey

Rachel W. Sheridan of Latham & Watkins LLP

Jason M. Licht of Latham & Watkins LLP